Exhibit (a)(1)(I)

ARVP III ACQUISITION, L.P.

245 Fischer Avenue, Suite D-1
Costa Mesa, California 92626
Tel. (714) 751-7400

May 5, 2004

Dear American Retirement Villas Properties III, L.P. Unitholder:

      We would like to inform you that we are extending the Expiration Date (as defined in our Offer to Purchase and Consent Solicitation Statement, dated March 24, 2004 (the “Offer to Purchase”)) to 11:59 p.m. Eastern time on May 14, 2004. If the Offer and Consent Solicitation are further extended, we will issue a press release no later than 9:00 a.m., Eastern time, on the next business day after the day on which the Offer and Consent Solicitation were previously scheduled to expire.

      If you have already tendered your Units by sending us a properly completed Agreement of Assignment and Transfer, you do not need to take further action to tender your Units.

      We would also like to inform you that under Rule 14d-11 of the Securities and Exchange Act of 1934, as amended, and subject to the conditions described in the Offer to Purchase, we have the right, but not the obligation, to elect to provide for a subsequent offering period, immediately following the Expiration Date, of not fewer than three business days nor more than twenty business days in length. If provided, a subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of, and the payment for, any Units that are validly tendered in the Offer and not withdrawn prior to the Expiration Date, during which Unitholders that were not previously tendered in the Offer may tender such Units to us in exchange for the Offer Price on the same terms that applied to the Offer.

      A subsequent offering period is not the same as an extension of the Offer. We will accept for payment, and pay for, any Units that are validly tendered to us during a subsequent offering period, if provided, as promptly as practicable after any such Units are validly tendered to us during such subsequent offering period, for the same price paid to Unitholders that were validly tendered in the Offer and not withdrawn prior to the Expiration Date, without interest. Holders of Units that are validly tendered to us during a subsequent offering period, if provided, will not have the right to withdraw such tendered Units.

      Under Rule 14d-11 of the Exchange Act, we may provide for a subsequent offering period so long as, among other things, (i) the initial period of the Offer has expired, (ii) we offer the same form and amount of consideration for Units in the subsequent offering period that was offered in the Offer, (iii) we immediately accept and promptly pay for all Units that are validly tendered to us and not withdrawn prior to the Expiration Date, (iv) we announce the results of the Offer, including the approximate number and percentage of Units that were validly tendered in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begin the subsequent offering period and (v) we immediately accept and promptly pay for Units as they are tendered during the subsequent offering period.

      If we provide for a subsequent offering period, we will announce our decision to provide for a subsequent offering period in our announcement of the results the Offer described above.

      We have offered to purchase all the Units (other than Units held by ARV Assisted Living, Inc. or its affiliates) for a purchase price of $400 per Unit in cash, less the amount of any cash distributions made or declared with respect to the Units on or after March 24, 2004, in accordance with the terms of the Offer to Purchase. The Consent Solicitation would allow us to effect a merger pursuant to which each Unit (other than Units held by ARV Assisted Living, Inc. or its affiliates) not validly tendered in the Offer or withdrawn would be converted into the right to receive $400, as more fully described in the Offer to Purchase. ARV Assisted Living, Inc., the general partner of the Partnership, directly or indirectly wholly-owns us, and is a wholly-owned subsidiary of Atria Senior Living Group, Inc. ARV Assisted Living, Inc. also owns approximately 52.5% of the limited partnership units of the Partnership.

      As of May 4, 2004, approximately 2,874 units, or approximately 32% of all outstanding Units (other than Units held by ARV Assisted Living, Inc. or its affiliates) had been validly tendered and not withdrawn. Approximately 97% of the Unitholders who have voted on the Merger Proposal to date have consented to the terms of the Merger.

      Unitholders who wish to receive the $400 per unit offer price must complete the Agreement of Assignment and Transfer previously sent to Unitholders in accordance with the Offer to Purchase and deliver it to the Purchaser’s information agent to the attention of American Retirement Villas Properties III, L.P., c/o ACS Securities Services, Inc., 3988 N. Central Expressway, Building 5, 6th Floor, Dallas, Texas 75204 (Tel. (866) 275-3707) on or before 11:59 p.m., Eastern time, on May 14, 2004, unless the Offer is further extended. Unitholders who wish to consent to the proposal to effect the merger as described in the Offer to Purchase must complete their Consent Forms in accordance with the Offer to Purchase and deliver them to the same address listed above on or before 11:59 p.m. Eastern time, on May 14, 2004, unless the Offer is further extended.

      For your convenience, we enclose an Agreement of Assignment and Transfer that you will need in order to validly tender your Units and a Consent Form that you will need to validly consent to the Merger Proposal. For your convenience, we also enclose a postage-paid return envelope.

      We have also enclosed a Notice of Fairness Hearing to inform you that the fairness hearing originally scheduled to be held on May 7, 2004 regarding the Merger described in the Offer to Purchase has been postponed and is now scheduled to be held on May 19, 2004.

      If you would like us to send you another copy of the Offer to Purchase or any other materials previously sent to you, please let our Information Agent know at the number below and such materials will be delivered to you without charge.

      Unless otherwise defined herein, all capitalized terms used herein shall have the meanings assigned to them in the Offer to Purchase.

      If you have any questions, please call the Information Agent at (866) 275-3707 or Ms. Connie Lester at (714) 435-4338.

Very truly yours,

ARVP III Acquisition, L.P.

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